SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           --------------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)

                         (Amendment No. _____________) 1

                               eMagin Corporation
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
  -----------------------------------------------------------------------------
                           (Title of Class of Securities)

                                   29076N 10 7
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

  -----------------------------------------------------------------------------
                            Anthony M. Roncalli, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100
  -----------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                                 April 25, 2003
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of subsection 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See subsection 240.13d-7 for other parties to whom copies are to be sent.

   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 [Page 1 of 11]
                        [Exhibit Index on Page 10 of 11]

  ----------------------
   CUSIP No. 29076N 10 7                  13D
  ----------------------



  -----------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Stillwater LLC
  -----------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        [ ]    (a)

                                                                  [x]    (b)
  -----------------------------------------------------------------------------
   3      SEC USE ONLY
  -----------------------------------------------------------------------------

   4      SOURCE OF FUNDS

          WC
  -----------------------------------------------------------------------------

   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                    [ ]
  -----------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
  -----------------------------------------------------------------------------
    NUMBER OF         7   SOLE VOTING POWER
     SHARES               12,655,682  (1)
   BENEFICIALLY     -----------------------------------------------------------
    OWNED BY          8   SHARED VOTING POWER
      EACH                0
   REPORTING        -----------------------------------------------------------
    PERSON            9   SOLE DISPOSITIVE POWER
     WITH                 1,655,682
                    -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                          1,250,907   (2)
  -----------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,906,589   (1),(2)
  -----------------------------------------------------------------------------

   12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [x]
  -----------------------------------------------------------------------------

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       29.4%
  -----------------------------------------------------------------------------

   14  TYPE OF REPORTING PERSON

       OO
  -----------------------------------------------------------------------------





  (1) Consists of Issuer's Common Stock and the aggregate number of shares of the Issuer's Common Stock issuable or realizable upon: (i) conversion of 9% Secured Convertible Notes dated (a) November 27, 2001 and January 14, 2002, as amended, and (b) April 25, 2003; (ii) conversion of 11% Secured Note dated June 26, 2002, as amended and restated on April 25, 2003 in order to allow such note to be convertible; (iii) conversion of Stock Purchase Warrants dated (x) November 27, 2001 and January 14, 2002, as amended and (y) June 26, 2002 and April 25, 2003; and (iv) exercise of options granted by The Travelers Insurance Company. This description does not include shares of Common Stock which may be issuable upon conversion of interest which may accrue from and after the date of issuance of the notes discussed above until any such conversion.

  (2) The sole member of Stillwater LLC is the investment manager of a corporation that owns such reported securities.

  ----------------------
   CUSIP No. 29076N 10 7                  13D
  ----------------------



  -----------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Ginola Limited
  -----------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        [ ]    (a)

                                                                  [x]    (b)
  -----------------------------------------------------------------------------
   3      SEC USE ONLY
  -----------------------------------------------------------------------------

   4      SOURCE OF FUNDS

          WC
  -----------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                     [ ]
  -----------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Isle of Man
  -----------------------------------------------------------------------------
    NUMBER OF         7   SOLE VOTING POWER
     SHARES               4,161,822  (3)
   BENEFICIALLY     -----------------------------------------------------------
    OWNED BY          8   SHARED VOTING POWER
      EACH                0
   REPORTING        -----------------------------------------------------------
    PERSON            9   SOLE DISPOSITIVE POWER
     WITH                 4,161,822
                    -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                          1,809,104  (4)
  -----------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,970,926   (3),(4)
  -----------------------------------------------------------------------------

   12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [x]
  -----------------------------------------------------------------------------

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.9%
  -----------------------------------------------------------------------------

   14  TYPE OF REPORTING PERSON

       CO
  -----------------------------------------------------------------------------




  (3) Consists of aggregate number of shares of the Issuer's Common Stock issuable or realizable upon: (i) conversion of 9% Secured Convertible Note dated (a) November 27, 2001, as amended and (b) April 25, 2003;
         (ii) conversion of Stock Purchase Warrants dated (x) November 27, 2001 and January 14, 2002, as amended and (y) April 25, 2003; and (iii) exercise of options granted by The Travelers Insurance Company. This description does not include shares of Common Stock which may be issuable upon conversion of interest which may accrue from and after the date of issuance of the notes discussed above until any such conversion.

  (4) Consists of shares of Common Stock and warrants owned by trusts and holding companies with the same directors and/or controlling shareholders as Ginola Limited. This report shall not be deemed an admission that Ginola Limited is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act.

  ----------------------
   CUSIP No. 29076N 10 7
  ----------------------


   Item 1. Security and Issuer.

   This statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of eMagin Corporation ("eMagin" or "Issuer"), a corporation organized under the laws of the State of Delaware. The address of the principal executive offices of eMagin is 2070 Route 52, Hopewell Junction, New York 12533.

   Item 2. Identity and Background.

   This statement is filed on behalf of the following entities:

   (i) Stillwater LLC, a Delaware limited liability company ("Stillwater") 15 East 62nd Street
         New York, New York 10021

   (ii) Ginola Limited, a company organized in Isle of Man ("Ginola" and, together with Stillwater, the "Reporting Persons")
         c/o Ogier Fiduciary Services Limited
         Don Street St Helier
         Jersey, Channel Islands JE4 9WG

   Mortimer D.A. Sackler (the "Member") is the sole member of Stillwater. Mortimer D. Sackler, M.D. is the sole shareholder of Ginola.

   Schedule I attached hereto sets forth certain additional information with respect to each director and executive officer of the Reporting Persons.

   To the knowledge of the Reporting Persons, during the last five years neither the Reporting Persons nor any of the persons listed on Schedule I or named in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

   Item 3. Source and Amount of Funds or Other Consideration.

   The Common Stock, notes, options and warrants (the "Securities") beneficially owned and/or held directly by Stillwater were acquired by Stillwater as follows:

   (i) the Member contributed the following Securities (Member's original aggregate purchase price for such Securities was $1,450,000.33) into the working capital of Stillwater pursuant to an assignment and assumption agreement dated as of April 25, 2003:

         1. Secured Convertible 9% Promissory Note issued by eMagin dated November 27, 2001, as amended, in the principal amount of $200,000;

         2. Secured Convertible 9% Promissory Note issued by eMagin dated January 14, 2002, as amended, in the principal amount of $300,000;

  -----------------------
   CUSIP No. 29076N 10 7
  -----------------------



         3. Secured Convertible 9% Promissory Note issued by eMagin dated January 14, 2002, as amended, in the principal amount of $700,000;

         4. 91,425 shares of eMagin's Common Stock;

         5. Stock Purchase Warrant issued by eMagin dated January 14, 2002 to purchase 114,055 shares of eMagin's Common Stock;

         6. Stock Purchase Warrant issued by eMagin dated January 14, 2002 to purchase 797,873 shares of eMagin's Common Stock;

         7. Stock Purchase Warrant issued by eMagin dated January 14, 2002 to purchase 364,428 shares of eMagin's Common Stock;

         8. Secured Promissory 11% Note issued by eMagin dated June 20, 2002, as amended, in the principal amount of $200,000; and

         9. Stock Purchase Warrant issued by eMagin dated June 20, 2002 to purchase 300,000 shares of eMagin's Common Stock;

   and

   (ii) pursuant to secured note investments in eMagin committed by Stillwater on April 25, 2003 using its working capital funds as follows:

         1. Secured Convertible 9% Promissory Notes to be issued by eMagin in the aggregate principal amount of $2,600,000;

         2. Stock Purchase Warrant issued by eMagin dated April 25, 2003 to purchase 3,358,300 shares of eMagin's Common Stock; and

         3. Options to purchase 1,733,335 shares of eMagin's Common Stock from The Travelers Insurance Company pursuant to agreements dated April 24, 2003 and April 25, 2003.

   The Securities beneficially owned and/or held directly by Ginola were acquired by Ginola as follows:

   (i) Mortimer D. Sackler, M.D. transferred to Ginola the following Securities for the aggregate purchase price of $312,900 from Ginola's working capital on May 17, 2002:

         1. Secured Convertible 9% Promissory Note issued by eMagin dated November 27, 2001, in the principal amount of $300,000;

         2. Stock Purchase Warrant issued by eMagin dated November 27, 2001 to purchase 123,288 shares of eMagin's Common Stock; and

         3. Stock Purchase Warrant issued by eMagin dated January 14, 2002 to purchase 218,657 shares of eMagin's Common Stock;

  and

  -----------------------
   CUSIP No. 29076N 10 7
  -----------------------



   (ii) pursuant to secured note investments in eMagin committed by Ginola on April 25, 2003 using its working capital funds as follows:

         1. Secured Convertible 9% Promissory Notes to be issued by eMagin in the aggregate principal amount of $1,000,000;

         2. Stock Purchase Warrant issued by eMagin dated April 25, 2003 to purchase 1,291,651 shares of eMagin's Common Stock; and

         3. Options to purchase 666,667 shares of eMagin's Common Stock from The Travelers Insurance Company pursuant to agreements dated April 24, 2003 and April 25, 2003.

   Item 4. Purpose of Transaction.

   As described in Item 3 above, on April 25, 2003 (i) Stillwater acquired Securities of eMagin from the Member and (ii) Stillwater and Ginola (x) made new separate secured convertible note and stock purchase warrant investments in eMagin pursuant to a Global Restructuring and Secured Note Purchase Agreement, dated April 25, 2003 by and among eMagin, the Reporting Persons and certain other accredited and institutional investors (the "Note Purchase Agreement") and (y) separately acquired options to purchase additional shares of eMagin's Common Stock from The Travelers Insurance Company. Such transactions were effected in order to assist eMagin in continuing its operations as a developer of virtual imaging technology.

   Each Reporting Person acquired the Securities of eMagin as an investment and holds them in the ordinary course of business and not with the purpose or effect of changing the control of eMagin.

   Each Reporting Person intends to review its investment on a regular basis and as a result thereof may at any time or from time to time, acquire additional Securities of eMagin or dispose of all or a portion of any Securities of eMagin in the open market or otherwise. Any such acquisition or disposition would be made in compliance with all applicable laws and regulations.

   The above description of the Securities acquired pursuant to such Note Purchase Agreement and related transaction documents is not complete and is subject to the terms of the applicable agreements and transaction documents attached as exhibits to eMagin's Form 8-K filings dated November 27, 2001, January 14, 2002, June 28, 2002 and April 28, 2003, and such exhibits are incorporated herein by reference.

   Although the foregoing represents the range of activities currently contemplated by the Reporting Persons with respect to eMagin, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

   Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

   Item 5. Interest in Securities of the Issuer.

                                        Common Stock                 Percent
                                        Beneficially Owned           of Class
                                        -------------------          --------

   (a) Stillwater (1)                   13,906,589                   29.4%
       Ginola  (3)                       5,970,926                   14.9%


                                        Common Stock                 Percent
   (b) Stillwater                       Beneficially Owned           of Class
       ----------                       ------------------           --------

       Sole Voting Power (1)            12,655,682                   26.8%
       Shared Voting Power                - 0 -                         0%
       Sole Dispositive Power (1)       12,655,682                   26.8%
       Shared Dispositive Power (2)      1,250,907                    2.6%

                                        Common Stock                 Percent
       Ginola                           Beneficially Owned           of Class
       ------                           ------------------           --------

       Sole Voting Power (3)            4,161,822                    10.4%
       Shared Voting Power                - 0 -                         0%
       Sole Dispositive Power (3)       4,161,822                    10.4%
       Shared Dispositive Power (4)     1,809,104                     4.5%


   (c) Other than the transactions in the Securities of eMagin effected by the Reporting Persons and discussed in Item 3 above, which transactions are incorporated herein by reference, no other transactions in the securities of eMagin have been effected during the past 60 days by either the Reporting Persons or the persons identified on Schedule I.

   (d) Not applicable.

   (e) Not applicable.

  --------------------------------

   (1) Consists of Issuer's Common Stock and the aggregate number of shares of the Issuer's Common Stock issuable or realizable upon: (i) conversion of 9% Secured Convertible Notes dated (a) November 27, 2001 and January 14, 2002, as amended, and (b) April 25, 2003; (ii) conversion of 11% Secured Note dated June 26, 2002, as amended and restated on April 25, 2003 in order to allow such note to be convertible; (iii) conversion of Stock Purchase Warrants dated (x) November 27, 2001 and January 14, 2002, as amended and (y) June 26, 2002 and April 25, 2003; and (iv) exercise of options granted by The Travelers Insurance Company. This description does not include shares of Common Stock which may be issuable upon conversion of interest which may accrue from and after the date of issuance of the notes discussed above until any such conversion.

   (2) The sole member of Stillwater LLC is the investment manager of a corporation that owns such reported securities.

   (3) Consists of aggregate number of shares of the Issuer's Common Stock issuable or realizable upon: (i) conversion of 9% Secured Convertible Note dated (a) November 27, 2001, as amended and (b) April 25, 2003;
         (ii) conversion of Stock Purchase Warrants dated (x) November 27, 2001 and January 14, 2002, as amended and (y) April 25, 2003; and (iii) exercise of options granted by The Travelers Insurance Company. This description does not include shares of Common Stock which may be issuable upon conversion of interest which may accrue from and after the date of issuance of the notes discussed above until any such conversion.

   (4) Consists of shares of Common Stock and warrants owned by trusts and holding companies with the same directors and/or controlling shareholders as Ginola. This report shall not be deemed an admission that Ginola is the beneficial owner of such securities for purposes of
         Section 13(d) or 13(g) of the Act.

  ----------------------
   CUSIP No. 29076N 10 7
  ----------------------



   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   Mortimer D.A. Sackler, the sole member of Stillwater, is the son of Mortimer
   D. Sackler, M.D., the sole shareholder of Ginola. Such individuals do not share the same residence and each Reporting Person hereby disclaims being a member of a group and also disclaims the beneficial ownership of the securities in eMagin beneficially owned and/or held by the other Reporting Person. This report shall not be deemed an admission by either Reporting Person that such Reporting Person is a member of a group or that such Reporting Person is the beneficial owner of securities beneficially owned and/or held by the other Reporting Person for purposes of Sections 13(d) and 13(g) of the Act or any other purpose.

   A joint filing agreement among the Reporting Persons with respect to the filing of this Schedule 13D and any amendments thereto is attached hereto as
   Exhibit 1.

   Item 7. To Be Filed as Exhibits.



   Exhibit               Description                                   Page
   No.                   -----------                                   ----
   ------
      1                  Agreement of Reporting Persons to              11
                         file joint statement on Schedule 13D


                                   Signatures

         After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

   Date: May 5, 2003



                                        STILLWATER LLC


                                       By:  /s/ Mortimer D.A. Sackler
                                          ---------------------------------
                                           Name:   Mortimer D.A. Sackler
                                           Title:  President


                                        GINOLA LIMITED


                                        By: /s/ Emma de Ste. Croix
                                           --------------------------------
                                            Name:   Emma de Ste. Croix
                                            Title:  Alternate Director

                                                                    SCHEDULE I


  ----------------------
   CUSIP No. 29076N 10 7
  ----------------------


                         Directors & Executive Officers
                         ------------------------------
                            of the Reporting Persons
                            ------------------------

                                 Stillwater LLC
                                 --------------

   NAME/TITLE                   BUSINESS ADDRESS         CITIZENSHIP/OCCUPATION
   ----------                   ----------------         ----------------------
   Mortimer D.A. Sackler        15 East 62nd Street           United States/
   Sole Member, Manager,        New York, New York              Executive
   President, and               10021
   Secretary



                                 Ginola Limited
                                 --------------


   NAME/TITLE                   BUSINESS ADDRESS         CITIZENSHIP/OCCUPATION
   ----------                   ----------------         ----------------------
   Jonathan G. White            Ogier & Le Masurier           United Kingdom/
   Director                     Whiteley Chambers             Attorney
                                Don Street, St. Helier
                                Jersey JE4 9WG
                                Channel Islands


   Steven A. Meiklejohn         Ogier & Le Masurier           United Kingdom/
   Director, Vice               Whiteley Chambers             Attorney
   President,                   Don Street, St. Helier
   Treasurer                    Jersey  JE4 9WG
                                Channel Islands


   Jorg Fischer                 Revinova Treuhand A.G.        Switzerland/
   Director, Secretary          Im Tiergarten 7               Accountant
                                Postfach 770
                                8055 Zurich
                                Switzerland


   Emma de Ste. Croix           Ogier & Le Masurier           United Kingdom/
   Alternate Director           Whiteley Chambers             Attorney
                                Don Street, St. Helier
                                Jersey   JE4 9WG
                                Channel Islands

   Dr. Mortimer D. Sackler      Chalet Chouette               Austria/
   Sole Shareholder             Oberbort                      Executive
                                CH-3780
                                Gstaad, Switzerland

  ----------------------
   CUSIP No. 29076N 10 7
  ----------------------



                            EXHIBITS TO SCHEDULE 13D

                                 (Rule 13d-101)

                                       for

                               EMAGIN CORPORATION

                    Common Stock, $0.001 par value per share

                            CUSIP Number: 29076N 10 7




                                  EXHIBIT INDEX
                                  -------------


   Exhibit No.                  Description                             Page
   ----------                   -----------                            -----
       1                   Agreement of Reporting Persons to file        11
                           joint statement on Schedule 13D

                                                                      EXHIBIT 1



                             JOINT FILING AGREEMENT

                             Dated as of May 5, 2003

         This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto (the "Schedule 13D") with respect to beneficial ownership by the undersigned of shares of the Common Stock, par value $0.001 per share, of eMagin Corporation is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act"). Each of the undersigned persons hereby disclaims being a member of a group and also disclaims beneficial ownership of the securities in eMagin Corporation beneficially owned and/or held by the other person. The information set forth in the Schedule 13D shall not be deemed an admission by either of the undersigned persons that such person is a member of a group or that such person is the beneficial owner of securities beneficially owned and/or held by the other undersigned person for purposes of Sections 13(d) and 13(g) of the Act or any other purpose.

         This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of date first written above.



                                               STILLWATER LLC


                                            By:  /s/Mortimer D.A. Sackler
                                               --------------------------------
                                               Name:  Mortimer D.A. Sackler
                                               Title: President



                                               GINOLA LIMITED

                                            By: /s/ Emma de Ste. Croix
                                               --------------------------------
                                               Name:   Emma de Ste. Croix
                                               Title:  Alternate Director